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                                              FILED BY: D&E COMMUNICATIONS, INC.
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                    SUBJECT COMPANY: CONESTOGA ENTERPRISES, INC.
                                                   (COMMISSION FILE NO. 0-24064)


         The merger agreement for D&E Communications, Inc.'s ("D&E") acquisition of Conestoga Enterprises, Inc. ("Conestoga") was filed by D&E under cover of Form 8-K today and is incorporated by reference in this filing.

D&E and Conestoga anticipate filing a Joint Proxy Statement/Prospectus with the Commission shortly. Investors and security holders would be able to obtain a free copy of such document when it becomes available at the Commission's web site at www.sec.gov. The documents filed with the Commission by D&E and Conestoga may also be obtained for free from D&E by directing a request to D&E, 124 East Main Street, Ephrata, Pennsylvania 17522, Attn: Investor Relations. Certain of these documents may also be accessed on D&E's website at www.decommunications.com when they become available. THE DEFINITIVE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS SHOULD BE READ CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER. IN SUCH EVENT, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ D&E'S REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS RELATING TO THE MERGER TRANSACTION DESCRIBED ABOVE, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.